Exhibit 99.1

Fitch improves outlook on FCA N.V.’s rating

Fitch Ratings communicated today that it has affirmed its rating on FCA N.V.’s long-term debt at "BB-" and it has improved the outlook to positive from stable.

The short-term rating is confirmed at "B".

London, 30 November 2016

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